Exhibit 11

PAULA FINANCIAL AND SUBSIDIARIES

Computation of Basic and Diluted Earnings Per Share

(In thousands, except per share data)

	Six Months Ended June 30,
	2004	2003

Net income	$773	$409

Weighted average shares outstanding for calculating basic earnings per share	6,441,198	6,206,398

Options	315,194	212,544

Total shares for calculating diluted earnings per share	6,756,392	6,418,942

Basic earnings per share	$0.12	$0.07

Diluted earnings per share	$0.11	$0.06